UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                (Amendment NO. ___)


                   Under the Securities Exchange Act of 1934


                            YRC Worldwide, Inc..
                                (Name of Issuer)

                                 COMMON STOCK
                         (Title of Class of Securities)

                                      984249607
                                (CUSIP Number)

                               December 31, 2019
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607
1.  NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Front Street Capital Management, Inc.
          20-5536966

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)                  (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Montana

NUMBER OF                    5.  SOLE VOTING POWER
SHARES
BENEFICIALLY                 6.  SHARED VOTING POWER         2,405,205
OWNED BY
EACH                         7.  SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH                         8. SHARED DISPOSITIVE POWER     2,405,205

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,405,205

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                7.23%

12.   TYPE OF REPORTING PERSON
        IA




Cusip No. 984249607

1.  NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Clark Fork Trust, Tarkio Fund
          N/A

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)                 (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF                      5.  SOLE VOTING POWER
SHARES
BENEFICIALLY                   6.  SHARED VOTING POWER          1,354,800
OWNED BY
EACH                           7.  SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH                           8. SHARED DISPOSITIVE POWER      1,354,800

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,354,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                4.07%

12.   TYPE OF REPORTING PERSON
        IV



Cusip No. 984249607

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          YRC Worldwide, Inc.

   (b)  Address of Issuer's Principal Executive Offices:
         10990 Roe Avenue
         Overland Park, Kansas 66211

2. (a)  Name of Persons Filing:
         (i) Front Street Capital Management, Inc.  ("FSC")
         (ii) Tarkio Fund ("TARKX")

   (b)  Address of Principal Business Office for Each of the Above:
          218 E Front Street, Ste 205
          Missoula, MT  59802

   (c)  Citizenship:
        (i) FSC:          Montana
        (ii) TARKX:  Delaware

   (d)  Title of  Class of  Securities:  Common Stock

   (e)  CUSIP Number:   984249607

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c). The person filing is a:
   (a) [ ]  Broker or Dealer registered under Section 15 of the Act;
   (b) [ ]  Bank as defined in section 3(a)(6) of the Act;
   (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act;
   (d) [ ]  Investment Company registered under section 8 of the
            Investment Company Act;
   (e) [x]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
   (g) [ ]  Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G);
   (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
   (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
   (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

4. Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount Beneficially Owned:
         (i) FSC:       2,405,205
         (ii) TARKX:    1,354,800

   (b) Percent of Class:
         (i)  FSC:      7.23%
         (ii) TARKX:    4.07%

   (c) Number of shares as to which such person has:
      (1) Sole power to vote or to direct the vote:
         (i) FSC:      0
         (ii) TARKX:   0

      (2) Shared power to vote or to direct the vote:
          (i) FSC:      2,405,205
         (ii) TARKX:    1,354,880

      (3) Sole power to dispose or to direct the disposition of:
          (i) FSC:     0
         (ii) TARKX:   0

      (4) Shared power to dispose or to direct the disposition of:
         (i) FSC:       2,405,205
         (ii) TARKX:    1,354,880

5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

6. Ownership of More than Five Percent on Behalf of Another Person:

The clients of Front Street Capital Management, Inc. (FSCM), a registered investment adviser, including an investment company registered under the Investment CompanyAct of 1940 (Clark Fork Trust, Tarkio Fund) and other managed accounts, have the right toreceive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The shareholders of the Fund participate proportionately in any dividends and distributions so paid. FSCM does not serve as custodian of the assets of any of its clients. Any and all discretionery authority which has been delegated to FSCM may be revoked in whole or in part at any time. To the best of FSCM's knowledge, no single account owns more than 5% of the outstanding stock.

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable

8. Identification and Classification of Members of the Group:
         Not Applicable

9. Notice of Dissolution of Group:  Not Applicable

10. Certification:

    By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.



SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Front Street Capital Management, Inc.

Date:  February 14, 2020           By: /s/ Russell T. Piazza
                                   --------------------
                                  Russell T. Piazza
                                  President


   			       Clark Fork Trust

Date:  February 14, 2020           By: /s/ Russell T. Piazza
                                   --------------------
                                  Russell T. Piazza
                                  Managing Director



EXHIBIT 1

       JOINT FILING AGREEMENT AMONG FRONT STREET CAPITAL MANAGEMENT, INC,
               AND CLARK FORK TRUST (TARKIO FUND)

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Front Street Capital Management, Inc., AND
Clark Fork Trust (Tarkio Fund) hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

                               Front Street Capital Management, Inc.
Date:  February 14, 2020           By: /s/ Russell T. Piazza
                                   --------------------
                                  Russell T. Piazza
                                  President


   			       Clark Fork Trust
Date:  February 14, 2020           By: /s/ Russell T. Piazza
                                   --------------------
                                  Russell T. Piazza
                                  Managing Director